Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended
	March 31,
Millions of dollars, except per share data	2006	2005
Sales and other operating revenues
Trade	$4,343	$4,028
Related parties	414	412

	4,757	4,440
Operating costs and expenses
Cost of sales	4,171	3,784
Selling, general and administrative expenses	131	132
Research and development expenses	23	23

	4,325	3,939

Operating income	432	501

Interest expense	(141)	(169)
Interest income	13	11
Other income (expense), net	74	(14)

Income before equity investments and income taxes	378	329

Income from equity investments
LYONDELL-CITGO Refining LP	91	67
Other	(1)	1

	90	68

Income before income taxes	468	397
Provision for income taxes	178	143

Net income	$290	$254

Earnings per share
Basic	$1.18	$1.04

Diluted	$1.12	$0.98

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$275	$593
Accounts receivable:
Trade, net	1,497	1,563
Related parties	159	114
Inventories	1,865	1,657
Prepaid expenses and other current assets	131	176
Deferred tax assets	346	198

Total current assets	4,273	4,301
Property, plant and equipment, net	6,494	6,530
Investments and long-term receivables:
Investment in PO joint ventures	786	776
Investment in and receivable from LYONDELL-CITGO Refining LP	233	186
Other	110	114
Goodwill, net	2,230	2,245
Other assets, net	802	828

Total assets	$14,928	$14,980

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$21	$319
Accounts payable:
Trade	1,289	1,352
Related parties	137	101
Accrued liabilities	753	797

Total current liabilities	2,200	2,569
Long-term debt	5,814	5,974
Other liabilities	1,836	1,786
Deferred income taxes	1,618	1,463
Commitments and contingencies
Minority interests	163	180
Stockholders’ equity:
Common stock, $1.00 par value, 420,000,000 shares authorized, 248,107,428 and 247,876,385 shares issued, respectively	248	248
Additional paid-in capital	3,215	3,211
Retained deficit	(58)	(292)
Accumulated other comprehensive loss	(86)	(136)
Treasury stock, at cost, 793,736 and 826,151 shares, respectively	(22)	(23)

Total stockholders’ equity	3,297	3,008

Total liabilities and stockholders’ equity	$14,928	$14,980

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
	March 31,
Millions of dollars	2006	2005
Cash flows from operating activities
Net income	$290	$254
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	181	178
Equity investments -
Amounts included in net income	(90)	(68)
Distributions of earnings	70	67
Deferred income taxes	77	115
Debt prepayment premiums and charges	—	12
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	46	(332)
Inventories	(187)	(136)
Accounts payable	(47)	130
Other, net	(77)	(59)

Net cash provided by operating activities	263	161

Cash flows from investing activities
Expenditures for property, plant and equipment	(48)	(55)
Distributions from affiliates in excess of earnings	—	35
Contributions and advances to affiliates	(37)	(30)
Other	—	3

Net cash used in investing activities	(85)	(47)

Cash flows from financing activities
Repayment of long-term debt	(446)	(211)
Dividends paid	(56)	(55)
Proceeds from stock option exercises	2	34
Other, net	2	(2)

Net cash used in financing activities	(498)	(234)

Effect of exchange rate changes on cash	2	5

Decrease in cash and cash equivalents	(318)	(115)
Cash and cash equivalents at beginning of period	593	804

Cash and cash equivalents at end of period	$275	$689

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. Basis of Preparation

Lyondell Chemical Company (“LCC”), together with its consolidated subsidiaries (collectively, “Lyondell” or “the Company”), is a global chemical company that manufactures and markets a variety of basic chemicals and gasoline blending components.

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company and its subsidiaries in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the audited consolidated financial statements and notes thereto included in the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2005. Certain previously reported amounts have been reclassified to conform to current period presentation.

2. Accounting and Reporting Changes

Effective January 1, 2006, Lyondell adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment using the modified prospective method and, consequently, has not adjusted results of prior periods. Lyondell previously accounted for these plans according to the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which it adopted in the first quarter 2003, using the prospective transition method. Lyondell’s application of SFAS No. 123 (revised 2004) had no material effect on its consolidated financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board reached consensus on one issue of EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, that inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions. The effect would be to reduce reported revenues and cost of sales for affected transactions. The consensus on this issue would apply to transactions entered into beginning in the second quarter 2006. Lyondell does not expect the application of EITF 04-13 to have a material effect on its consolidated financial statements.

3. Charges Related to Toluene Diisocyanate Plant

Lyondell ceased production of toluene diisocyanate (“TDI”) at the Lake Charles, Louisiana TDI plant and recognized a pretax charge of $195 million in the third quarter 2005 for the reduction of the carrying value of the TDI plant and related assets.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Charges Related to Toluene Diisocyanate Plant – (Continued)

The following table summarizes estimates of additional charges that Lyondell expects to recognize related to the Lake Charles TDI facility as well as actual costs incurred through March 31, 2006.

Millions of dollars	Facility Costs	Employee Termination Benefits	Other Costs	Total
Future charges estimated as of September 30, 2005	$35	$20	$10	$65
Reductions in estimates of future charges	(13)	(6)	(2)	(21)

Revised estimates of charges subsequent to September 30, 2005	22	14	8	44
Amounts settled during the three month periods ended:
December 31, 2005	(6)	—	(3)	(9)
March 31, 2006	(2)	(12)	—	(14)
Accrued liabilities as of March 31, 2006	(2)	(2)	—	(4)

Estimate of remaining charges as of March 31, 2006	$12	$—	$5	$17

Facility costs include plant decommissioning and demolition activities; other costs include the costs of terminating contracts. The reduction in amounts expected to be incurred reflected a decrease in expected decommissioning costs, a decrease in employee termination benefits due to employees accepting positions at other locations and a decrease in other costs as a result of favorable contract negotiations.

In addition, there are multiple commercial arrangements associated with the Lake Charles TDI facility for which the costs and timing of resolution cannot be determined at this time. The range of reasonably possible outcomes within which the present value of the costs of resolution of such commercial arrangements may fall is between $0 and $160 million; however, these costs are not expected to be in the upper portion of that range.

4. Investment in PO Joint Ventures

Lyondell, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share interests in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of 1.6 billion pounds of annual in-kind PO production of the U.S. PO Joint Venture. Lyondell takes in kind the remaining PO production and all co-product styrene monomer (“SM”) and tertiary butyl alcohol (“TBA”) production from the U.S. PO Joint Venture.

In addition, Lyondell and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, the Netherlands. Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Investment in PO Joint Ventures – (Continued)

Changes in Lyondell’s investment in the U.S. and European PO joint ventures for the three months ended March 31, 2005 and 2006 are summarized as follows:

Millions of dollars	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2005	$541	$297	$838
Cash contributions (distributions)	4	(4)	—
Depreciation and amortization	(8)	(3)	(11)
Effect of exchange rate changes	—	(13)	(13)

Investment in PO joint ventures – March 31, 2005	$537	$277	$814

Investment in PO joint ventures – January 1, 2006	$518	$258	$776
Cash contributions	12	2	14
Depreciation and amortization	(8)	(3)	(11)
Effect of exchange rate changes	—	7	7

Investment in PO joint ventures – March 31, 2006	$522	$264	$786

5. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. On April 6, 2006, Lyondell and CITGO announced the signing of a letter of intent to jointly explore the sale of LCR.

Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method. As a partnership, LCR is not subject to federal income taxes.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Equity Interest in LYONDELL-CITGO Refining LP – (Continued)

Lyondell’s investment in and receivable from LCR consisted of the following:

Millions of dollars	March 31, 2006	December 31, 2005
Investment in LCR	$(46)	$(90)
Note receivable from LCR	229	229
Interest receivable	50	47

Investment in and receivable from LCR	$233	$186

Summarized financial information for LCR is as follows:

	March 31,	December 31,
Millions of dollars	2006	2005
BALANCE SHEETS
Total current assets	$458	$418
Property, plant and equipment, net	1,359	1,328
Other assets	81	86

Total assets	$1,898	$1,832

Current liabilities	$865	$805
Long-term debt	438	439
Loans payable to partners	264	264
Other liabilities	115	113
Partners’ capital	216	211

Total liabilities and partners’ capital	$1,898	$1,832

	For the three months ended
	March 31,
Millions of dollars	2006	2005
STATEMENTS OF INCOME
Sales and other operating revenues	$2,094	$1,536
Cost of sales	1,915	1,406
Selling, general and administrative expenses	17	12

Operating income	162	118
Interest expense, net	(11)	(8)

Net income	$151	$110

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$31	$28
Expenditures for property, plant and equipment	60	34

LCR’s selling, general and administrative expenses for the three months ended March 31, 2006 include an $8 million charge representing reimbursement to Lyondell of legal fees and expenses paid by Lyondell on behalf of LCR in connection with the settlement discussed below.

Lyondell’s income from its investment in LCR presented in the Consolidated Statements of Income consists of Lyondell’s share of LCR’s net income and accretion of Lyondell’s investment in LCR up to its underlying equity in LCR’s net assets. At March 31, 2006, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $245 million. This difference is being recognized in income at an annual rate of $8 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Equity Interest in LYONDELL-CITGO Refining LP – (Continued)

For the three months ended March 31, 2006, Lyondell’s income includes $74 million in “Other income, net” representing the net payments received by Lyondell, including the reimbursement of legal fees and expenses from LCR referred to above, in settlement of all disputes among Lyondell, CITGO and PDVSA and their respective affiliates. See also the “Crude Supply Agreement” section of Note 12.

6. Accounts Receivable

Lyondell has four-year, accounts receivable sales facilities of $150 million and $600 million, relating to LCC and Equistar, respectively, that mature in November 2010. Pursuant to these facilities, Lyondell sells, through two wholly-owned, bankruptcy-remote subsidiaries, on an ongoing basis and without recourse, interests in pools of domestic accounts receivable to financial institutions participating in the facilities. Lyondell is responsible for servicing the receivables. The outstanding amount of receivables sold under the facilities was $275 million as of March 31, 2006 and December 31, 2005.

7. Inventories

Inventories consisted of the following components:

Millions of dollars	March 31, 2006	December 31, 2005
Finished goods	$1,105	$985
Work-in-process	116	118
Raw materials	428	338
Materials and supplies	216	216

Total inventories	$1,865	$1,657

8. Property, Plant and Equipment and Goodwill

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	March 31, 2006	December 31, 2005
Land	$125	$125
Manufacturing facilities and equipment	9,012	9,154
Construction in progress	229	215

Total property, plant and equipment	9,366	9,494
Less accumulated depreciation	(2,872)	(2,964)

Property, plant and equipment, net	$6,494	$6,530

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Property, Plant and Equipment and Goodwill – (Continued)

Depreciation and amortization expense is summarized as follows:

	For the three months ended March 31,
Millions of dollars	2006	2005
Property, plant and equipment	$134	$133
Investment in PO joint ventures	11	11
Turnaround costs	16	14
Software costs	10	10
Other	10	10

Total depreciation and amortization	$181	$178

Lyondell’s goodwill decreased from $2,245 million at December 31, 2005 to $2,230 million at March 31, 2006 as a result of a tax settlement related to the PO and related products (“PO&RP”) segment.

9. Accounts Payable

Accounts payable at March 31, 2006 and December 31, 2005, included liabilities in the amounts of $18 million and $16 million, respectively, for checks issued in excess of associated bank balances but not yet presented for collection.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Long-Term Debt

Lyondell’s long-term debt includes credit facilities and debt obligations maintained by Lyondell’s wholly-owned subsidiaries, Equistar and Millennium, and by LCC. In some situations, such as references to financial ratios, the context may require that “LCC” refer to Lyondell Chemical Company and its consolidated subsidiaries other than Equistar and Millennium. LCC has not guaranteed the subsidiaries’ credit facilities or debt obligations, except for Equistar’s 7.55% Debentures due 2026 in the principal amount of $150 million.

Long-term debt consisted of the following:

Millions of dollars	March 31, 2006	December 31, 2005
Bank credit facilities:
LCC $475 million senior secured revolving credit facility	$—	$—
Equistar $400 million inventory-based revolving credit facility	—	—
Millennium $150 million senior secured revolving credit facilities	—	—
Millennium $100 million Australian senior secured term loan due 2010	98	99
Millennium €60 million U.K. asset-based revolving credit facility	—	—

LCC notes and debentures:
Senior Secured Notes, Series A due 2007, 9.625%	849	899
Senior Secured Notes due 2008, 9.5% ($3 million of discount)	427	426
Senior Secured Notes due 2012, 11.125% ($1 million of discount)	277	277
Senior Secured Notes due 2013, 10.5%	325	325
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8% ($1 million of discount)	224	224
Senior Subordinated Notes due 2009, 10.875%	500	500

Equistar notes and debentures:
Senior Notes due 2008, 10.125% ($24 million of premium)	724	725
Senior Notes due 2011, 10.625% ($30 million of premium)	730	733
Debentures due 2026, 7.55% ($15 million of discount)	135	135
Notes due 2006, 6.5%	—	150
Notes due 2009, 8.75% ($1 million of discount)	599	599

Millennium notes and debentures:
Senior Notes due 2006, 7%	9	161
Senior Notes due 2008, 9.25% ($32 million of premium)	405	500
Senior Debentures due 2026, 7.625% ($3 million of premium)	252	252
Convertible Senior Debentures due 2023, 4% ($15 million of premium)	165	166
Other debt	16	22

Total	5,835	6,293
Less current maturities	(21)	(319)

Long-term debt	$5,814	$5,974

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Long-Term Debt – (Continued)

In January 2006, a U.K. subsidiary of Millennium entered into a new €60 million, five-year, revolving credit facility, which, subject to permitted liens, is generally secured by the subsidiary’s inventory, accounts receivable and certain other assets. Availability under the U.K. facility, which was €49 million, or approximately $60 million, at March 31, 2006, gave effect to the borrowing base as determined using a formula applied to accounts receivable and inventory balances and was reduced to the extent of borrowing and outstanding letters of credit provided under the facility. At March 31, 2006, there were no outstanding letters of credit under the facility. The U.K. facility bears interest between LIBOR plus 1.25% and LIBOR plus 1.75%.

During the three months ended March 31, 2006, Equistar repaid the $150 million of 6.5% Notes outstanding, which matured in February 2006, and Millennium completed a cash tender offer for its 7% Senior Notes due 2006, purchasing $149 million principal amount of the notes and paying a premium of $2 million. In addition, Millennium purchased $85 million principal amount of the 9.25% Senior Notes due 2008, paying a premium of $5 million, and LCC purchased $50 million principal amount of the 9.625% Senior Secured Notes, Series A due 2007, paying a premium of $2 million.

As of March 31, 2006, based on a quarterly test related to the price of Lyondell common stock, Millennium’s 4% Convertible Senior Debentures were convertible into Lyondell common stock at a conversion rate of 72.0183 Lyondell shares per one thousand dollar principal amount of the Debentures. The principal amount of Debentures converted into shares of Lyondell common stock as of March 31, 2006 was not significant.

Current maturities of long-term debt at March 31, 2006 were $21 million. At December 31, 2005, current maturities of long-term debt included $150 million of Equistar’s 6.5% Notes due 2006, $158 million of Millennium’s 7% Senior Notes due 2006 and other debt of $11 million.

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Millennium, and debt issuance costs resulted in a net credit of $5 million and $9 million for the three-month periods ended March 31, 2006 and 2005, respectively, that were included in interest expense in the Consolidated Statements of Income.

11. Pension and Other Postretirement Benefits

Net periodic pension costs included the following components for the three months ended March 31:

	2006		2005
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$12	$4	$11	$4
Interest cost	21	6	21	6
Recognized return on plan assets	(20)	(5)	(19)	(5)
Amortization	6	1	5	1

Net periodic pension benefit cost	$19	$6	$18	$6

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Pension and Other Postretirement Benefits – (Continued)

Net periodic other postretirement benefit costs, which are provided to U.S. employees, included the following components for the three months ended March 31:

Millions of dollars	2006	2005
Service cost	$1	$1
Interest cost	3	3
Amortization	(1)	—

Net periodic benefit cost	$3	$4

12. Commitments and Contingencies

Crude Supply Agreement—Under the Crude Supply Agreement with PDVSA Oil (“CSA”), generally, PDVSA Oil is required to sell and LCR is required to purchase 230,000 barrels per day of heavy, high sulfur crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil.

From 1998 through 2002, PDVSA Oil, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions. More recently, LCR has been receiving crude oil under the CSA at or above contract volumes.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and PDVSA under the CSA. In February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations. PDVSA filed a subsequent lawsuit against LCR in October 2005 in the same court, related to that action, which alleged breach of the CSA. On April 6, 2006, the parties announced the settlement of these disputes and other disputes among the parties and their respective affiliates, and, on April 10, 2006, the lawsuits were dismissed.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. In connection with settlement of the lawsuits mentioned in the preceding paragraph, the resolution of other issues among the parties and their affiliates, and the receipt by Lyondell of a payment of $80 million from CITGO, Lyondell and CITGO announced the signing of a letter of intent to jointly explore the sale of LCR. Subject to rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. If neither CITGO, PDVSA Oil nor their affiliates were a partner in LCR, PDVSA Oil would have an option to terminate the CSA. In addition, LCR’s credit facility would be repaid and terminated as part of any sale of LCR.

Leased Facility—Lyondell has an ethylene facility in Lake Charles, Louisiana, which has been idled since the first quarter of 2001, pending sustained improvement in market conditions. The facility and land, which are included in property, plant and equipment at a net book value of $135 million, are leased from Occidental Chemical Corporation, a subsidiary of Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively (“Occidental”). In May 2003, Equistar and Occidental entered into a new one-year lease, which had renewal provisions for two additional one-year periods at either party’s option. Equistar exercised the second one-year renewal option that expires in May 2006. If the Lake Charles lease terminates, Occidental will either (1) allow Lyondell or its designee to acquire, operate or receive the benefit of operating the Lake Charles facility, (2) pay Lyondell or its designee $75 million in cash or (3) transfer or pay to Lyondell or its designee 5.4 million shares of Lyondell common stock or the sale proceeds from 5.4 million shares of Lyondell common stock, or a combination of both, if the value is greater than $75 million. Lyondell expects that the lease will be renewed.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Commitments and Contingencies – (Continued)

Asset Retirement Obligation—Certain manufacturing facilities are held under land lease arrangements that require the lessee to return the land to substantially the same condition as at the inception of the lease. Generally, these leases would terminate if Lyondell discontinued use of the land. It is not possible at this time to estimate the costs that could be incurred upon termination of these leases, nor to reasonably estimate the likely timing of such costs.

Environmental Remediation—Lyondell’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $195 million as of March 31, 2006. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

The following table summarizes the activity in Lyondell’s accrued environmental liability for the three-month periods ended March 31:

Millions of dollars	2006	2005
Balance at January 1	$194	$147
Additional accruals	4	—
Amounts paid	(3)	(2)
Adjustments to purchase price allocation	—	2
Other	—	(2)

Balance at March 31	$195	$145

The liabilities for individual sites range from less than $1 million to $104 million. The $104 million liability relates to the Kalamazoo River Superfund Site.

A Millennium subsidiary has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls, cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations. In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River. These discussions are continuing.

As of March 31, 2006, the probable future remediation spending associated with the river cannot be determined with certainty. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that it can identify a single remedy among

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Commitments and Contingencies – (Continued)

those options that would represent the highest-cost reasonably possible outcome. However, in 2004, Lyondell recognized a liability representing Millennium’s interim allocation of 55% of the $73 million total of estimated cost of bank stabilization, recommended as the preferred remedy in 2000 by the KRSG study, and of certain other costs. At both March 31, 2006 and December 31, 2005, the balance of this liability, net of related spending, was $57 million.

In addition, in 2004, Lyondell recognized a liability primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. The liability was increased in the first three months of 2006 by $2 million to reflect new information obtained during the period regarding the probable costs associated with the remediation activity. At March 31, 2006 and December 31, 2005, the balance of the liability, net of related spending, was $47 million and $46 million, respectively. Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedy selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

Also, based on additional information obtained during the first three months of 2006 regarding Millennium remediation liabilities related to Millennium sites other than the Kalamazoo River Superfund Site, Lyondell increased the estimated remediation liabilities for those sites by $2 million. The balance of these liabilities at March 31, 2006 and December 31, 2005 was $66 million and $65 million, respectively.

Lyondell currently estimates that environmentally related capital expenditures at its facilities, including Equistar and Millennium facilities, will be approximately $85 million for 2006 and $43 million for 2007, including estimated expenditures related to air emission reductions and wastewater management. Capital spending to comply with environmental regulations at LCR’s facilities (on a 100% basis) is estimated to be approximately $127 million in 2006 and $38 million in 2007.

MTBE—In the U.S., the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, used in gasoline sold as reformulated fuel in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft led to public concern about the use of MTBE and resulted in the U.S. federal Energy Policy Act of 2005 and U.S. state governmental initiatives to reduce the use of MTBE.

The federal Energy Policy Act of 2005, which was enacted in the U.S. in August 2005, does not phase-down or ban the use of MTBE. However, the Act eliminates the oxygen standard for reformulated fuels, effective May 6, 2006, and also contains a renewable fuel standard that mandates the use of ethanol in gasoline. As a result of the elimination of the oxygen standard for reformulated fuels, some companies are no longer using MTBE or any other oxygenate. Various U.S. states have banned or are considering banning the use of MTBE. For example, California, Connecticut and New York banned MTBE, effective January 2004, and New Jersey banned MTBE, effective January 2009. In addition, at this time, the majority of refiners and blenders have discontinued the use of MTBE in the U.S. In addition to decisions by refiners and blenders to discontinue use of MTBE, at this time some common carrier pipelines and terminals also have indicated an intention to discontinue handling gasoline containing MTBE. It is not clear whether these actions by pipelines and terminals are consistent with legal or regulatory requirements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Commitments and Contingencies – (Continued)

The combination of these actions is negatively affecting U.S. MTBE demand. Lyondell’s North American MTBE business accounted for approximately $1.4 billion of Lyondell’s revenues in 2005. At this time, Lyondell cannot predict the full impact that the U.S. federal legislation, state governmental initiatives and bans, and these commercial actions will have on MTBE margins or volumes longer term. Lyondell intends to continue marketing its U.S.-produced MTBE either in the U.S. or outside of the U.S. However, should it become necessary or desirable to significantly reduce MTBE production as a result of state bans or the commercial decisions by refiners, blenders, pipelines and terminals to discontinue use or handling of MTBE, Lyondell has or will have the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene (also known as “di-isobutylene”) or ETBE. Lyondell is installing equipment at its Channelview, Texas facility that will provide Lyondell with the flexibility to produce either di-isobutylene or MTBE at that facility, and this flexibility will be in place later in 2006. The current estimated cost of converting this facility to di-isobutylene production is less than $25 million. In addition, Lyondell’s U.S.-based and European-based MTBE plants can produce ETBE and Lyondell has produced and sold ETBE in Europe to address Europe’s growing demand for biofuels. Conversion and product decisions will be influenced by further regulatory and market developments. The profit contribution related to the non-ether alternative gasoline blending components is likely to be lower than that historically realized on MTBE. In addition, there are higher distribution costs and import duties associated with exporting MTBE outside of the U.S., and the increased supply of MTBE may reduce profitability of MTBE in these export markets.

In addition, these actions by pipelines, terminals, refiners and blenders are expected to cause LCR to reduce its production and sales of finished gasoline products, which could negatively impact LCR’s revenues. Although LCR will offset a portion of these reductions by producing and selling the component products, LCR faces constraints in doing so in the near term and the revenues from sales of component products may not completely offset the lost revenues related to the decreased sales of finished gasoline products.

Litigation—On April 8, 2005, Lyondell filed a lawsuit in Pennsylvania against BASF Corporation (“BASF”) seeking declaratory judgment to resolve a commercial dispute regarding the interpretation of various provisions of a propylene oxide sales contract. On April 12, 2005, BASF filed a lawsuit in New Jersey against Lyondell asserting various claims relating to alleged breaches of the same propylene oxide sales contract and seeking damages in excess of $100 million. In September 2005, BASF’s motion to dismiss Lyondell’s declaratory judgment action in Pennsylvania was granted, and Lyondell has decided not to appeal that ruling. The lawsuit that BASF filed in New Jersey is proceeding. The parties have been ordered to mediation by the court. Management believes that it has valid defenses to all claims and is vigorously defending them. Management does not expect the resolution of the claims to result in any material adverse effect on the financial position, liquidity or results of operations of Lyondell.

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging personal injury, property damage, and remediation costs allegedly associated with the use of these products. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, equitable relief such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various trial stages and post-dismissal settings, some of which are on appeal.

One legal proceeding relating to lead pigment or paint was tried in 2002. On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a “public nuisance.” The re-trial of this case began on November 1, 2005. On February 22, 2006, a jury returned a verdict in favor of the State of Rhode Island finding that the cumulative presence of lead pigments in paints and coatings on buildings in the state constitutes a public nuisance; that a Millennium subsidiary and other defendants either caused or substantially contributed to the creation of the public nuisance; and that those defendants, including the Millennium subsidiary, should be ordered to abate the public nuisance. On February 28, 2006, the judge held that the state could not proceed with its claim for punitive damages. As a result, the jury was discharged. There will be further proceedings by the judge to determine the scope of any abatement. Millennium is considering its options, including all appropriate appeals.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Commitments and Contingencies – (Continued)

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the indemnity coverage would depend upon, among other things, the resolution of certain potential coverage defenses that the insurers have asserted or are likely to assert and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request.

While Lyondell believes that Millennium has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties. Any liability that Millennium may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time.

Indemnification—Lyondell and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell prior to Lyondell’s initial public offering, in connection with Lyondell’s acquisition of the outstanding shares of ARCO Chemical Company and in connection with the formation of LCR; Equistar and its owner companies (including Lyondell and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc. Pursuant to these arrangements, Lyondell and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of March 31, 2006, Lyondell has not accrued any significant amounts for such indemnification obligations, other than amounts under tax sharing agreements that have been reflected in the provision for income taxes, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell. Lyondell cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

Other—Lyondell and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters in which it, its subsidiaries or its joint ventures currently are involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

General—In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Per Share Data

Basic earnings per share for the periods presented is computed based upon the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding stock options and warrants and restricted stock. Additionally, diluted earnings per share for the three months ended March 31, 2006 and 2005 include the effect of the assumed conversion of Millennium’s 4% Convertible Senior Debentures into Lyondell common stock.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended
	March 31,
In millions	2006	2005
Net income	$290	$254
After-tax interest expense on 4% Convertible Senior Debentures	1	—

Net income assuming conversion of 4% Convertible Senior Debentures	$291	$254

In millions of shares
Basic weighted average shares	246.9	244.5
Effect of dilutive securities:
4% Convertible Senior Debentures	10.8	10.5
Stock options, warrants and restricted stock	1.6	4.8

Dilutive potential shares	259.3	259.8

Earnings per share:
Basic	$1.18	$1.04
Diluted	1.12	0.98

Antidilutive stock options and warrants in millions	6.2	—

Dividends declared per share of common stock	$0.225	$0.225

14. Share-Based Compensation

Under Lyondell’s Amended and Restated 1999 Incentive Plan (the “Incentive Plan”), Lyondell has granted awards of performance units, restricted stock and stock options to certain employees. Restricted stock and stock option awards are also made to directors under other incentive plans. In addition, Lyondell issues phantom restricted stock, phantom stock options and performance units to certain other employees under other incentive plans. The Incentive Plan authorized total shares available for grant under the plan of 26 million shares of common stock. As of March 31, 2006, 12,036,136 shares remained available for grant with 6,002,005 shares available for future awards of restricted stock or performance units, to the extent settled in shares of common stock, and 1 million shares available for incentive stock option grants.

For the three months ended March 31, 2006, these awards resulted in a net credit to income of $7 million, or $5 million after tax, which includes vesting during the period and changes in valuation of previously vested awards.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Share-Based Compensation – (Continued)

Performance Units—Under the performance unit arrangements, employees may earn a cash amount equal to the value of a target number of shares of Lyondell common stock with that number adjusted for shareholder return, unless Lyondell’s Board of Directors determines to pay the performance units under the Incentive Plan in shares of common stock. The actual payout compared to target is based on Lyondell’s three-year cumulative total shareholder return (common stock price growth plus dividends) relative to a chemical industry peer group. The payout can range from 0% to 200% of the target number of performance units. Performance units are accounted for as a liability award with compensation cost recognized ratably over the performance period.

At January 1, 2006, the number of performance units outstanding was equivalent to 3,287,838 shares, at the estimated payout level or “at target.” During the three months ended March 31, 2006, Lyondell granted 905,616 units, 1,411,635 units vested, none were forfeited, and cash payments of $68 million were distributed to participants. At March 31, 2006, 2,781,819 units were outstanding and the value of the related liability was $22 million.

Stock Options—Stock options are granted with an exercise price of at least 100% of fair market value, have a contractual term of ten years and vest at a rate of one-third per year over three years, with accelerated vesting upon death, disability, retirement or change in control.

The following table summarizes stock option activity for the three months ended March 31, 2006 in thousands of shares:

	Shares	Price	Weighted - Average Remaining Term	Aggregate Intrinsic Value
Outstanding at beginning of year	8,336	$15.66
Granted	665	24.52

Exercised	(144)	13.36
Cancelled	(6)	24.98

Outstanding at March 31, 2006	8,851	16.36	6 years	$31

Exercisable at March 31, 2006	7,888	15.20	5 years	$37

The total intrinsic value of options exercised during the three-month period ended March 31, 2006 was $1 million and the related tax benefit was less than $1 million.

The fair value of each option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. Upon adoption of SFAS No. 123 (revised), Lyondell modified its methods used to determine these assumptions based on the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107. The fair value and the assumptions used for the 2006 grants are shown in the table below.

Fair value per share of options granted	$6.23
Fair value assumptions:
Dividend yield	3.43%
Expected volatility	39.8%
Risk-free interest rate	4.53%
Expected term, in years	6

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Share-Based Compensation – (Continued)

Stock options are accounted for as equity instruments, and compensation cost is recognized using graded vesting over the three-year vesting period. As of March 31, 2006, the unrecognized compensation cost related to stock options was $6 million, which is expected to be recognized over a weighted-average period of 2 years.

Restricted Stock—Lyondell’s restricted stock arrangements under the Incentive Plan are divided equally into a restricted stock grant and an associated deferred cash payment. These restricted stock arrangements typically vest at a rate of one-third per year over three years, with accelerated vesting upon death, disability, retirement or change in control. The associated deferred cash award, paid when the shares of restricted stock vest, is equal to the fair market value of the restricted stock issued on the vesting date. Restricted stock is accounted for as an equity award, while the deferred cash component is accounted for as a liability award. Compensation expense, based on the market price of Lyondell stock at the date of the grant, is recognized using graded-vesting over the three-year vesting period. At March 31, 2006, 296,118 unvested shares of restricted stock were outstanding.

Phantom Awards—At March 31, 2006, the equivalent of 3,171,457 shares were outstanding under the phantom award arrangements. Phantom awards are accounted for as liability awards and compensation cost is recognized using graded-vesting over the three-year vesting period.

15. Comprehensive Income

The components of the comprehensive income (loss) were as follows:

	For the three months ended
	March 31,
Millions of dollars	2006	2005
Net income	$290	$254
Other comprehensive income (loss):
Foreign currency translation income (loss)	50	(112)
Derivative instruments	—	(2)

Total other comprehensive income (loss)	50	(114)

Comprehensive income	$340	$140

16. Segment and Related Information

Lyondell operates in four reportable segments:

•	Ethylene, co-products and derivatives (“EC&D”), primarily manufacturing and marketing of ethylene; its co-products, including propylene, butadiene and aromatics; and derivatives, including ethylene oxide, ethylene glycol, polyethylene and vinyl acetate monomer;

•	Propylene oxide and related products (“PO&RP”), including manufacturing and marketing of PO; co-products SM and TBA with its derivatives, MTBE and ETBE; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and toluene diisocyanate;

•	Inorganic chemicals, primarily manufacturing and marketing of titanium dioxide and related products; and

•	Refining.

The refining segment consists of Lyondell’s equity investment in LCR (see Note 5).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Segment and Related Information – (Continued)

Summarized financial information concerning reportable segments is shown in the following table for the three months ended:

Millions of dollars	EC&D	PO&RP	Inorganic Chemicals	Refining	Other	Total
March 31, 2006
Sales and other operating revenues:
Customer	$2,806	$1,583	$342	$—	$26	$4,757
Intersegment	346	61	—	—	(407)	—

	3,152	1,644	342	—	(381)	4,757

Operating income (loss)	299	117	20	—	(4)	432
Income (loss) from equity investments	—	(1)	—	91	—	90

March 31, 2005
Sales and other operating revenues:
Customer	$2,639	$1,461	$318	$—	$22	$4,440
Intersegment	335	62	—	—	(397)	—

	2,974	1,523	318	—	(375)	4,440

Operating income (loss)	392	89	21	—	(1)	501
Income from equity investments	—	1	—	67	—	68

Sales and other operating revenues and operating income in the “Other” column above include elimination of intersegment transactions and a business that is not a reportable segment.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Supplemental Guarantor Information

Lyondell Chemical Nederland, Ltd. (“LCNL”), Lyondell Chemical Technology L.P. (“LCTLP”) and a group of eight companies which hold the investment in LCTLP are guarantors (collectively “Guarantors”), jointly and severally, of the following LCC debt (see Note 10):

•	Senior Secured Notes, Series A due 2007, 9.625%

•	Senior Secured Notes due 2008, 9.5%

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%, and

•	Senior Subordinated Notes due 2009, 10.875%.

LCNL, a Delaware corporation and a 100% owned subsidiary of Lyondell, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. LCTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional.

Equistar is the issuer of 7.55% Debentures due 2026, which are guaranteed by LCC.

The following condensed consolidating financial information present supplemental information as of March 31, 2006 and December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005. In this note, LCC refers to the parent company, Lyondell Chemical Company.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of March, 31, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
BALANCE SHEET

Inventories	$262	$80	$801	$727	$(5)	$1,865
Accounts receivable - affiliates	2,068	68	165	2,092	(4,393)	—
Other current assets	425	235	803	945	—	2,408
Property, plant and equipment, net	567	766	3,022	2,139	—	6,494
Investments and long-term receivables	6,391	469	59	1,377	(7,167)	1,129
Long-term receivables - affiliates	634	1,227	—	1,110	(2,971)	—
Goodwill, net	699	142	—	1,389	—	2,230
Other assets, net	211	66	332	193	—	802

Total assets	$11,257	$3,053	$5,182	$9,972	$(14,536)	$14,928

Current maturities of long-term debt	$—	$—	$—	$21	$—	$21
Accounts payable – affiliates	2,234	799	65	1,295	(4,393)	—
Other current liabilities	520	170	899	590	—	2,179
Long-term debt	2,702	—	2,160	952	—	5,814
Long-term payables – affiliates	1,108	764	—	1,099	(2,971)	—
Other liabilities	522	43	418	853	—	1,836
Deferred income taxes	874	158	—	586	—	1,618
Minority interests	—	—	1	162	—	163
Stockholders’ equity	3,297	1,119	1,639	4,414	(7,172)	3,297

Total liabilities and stockholders’ equity	$11,257	$3,053	$5,182	$9,972	$(14,536)	$14,928

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of December 31, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
BALANCE SHEET

Inventories	$232	$68	$657	$708	$(8)	$1,657
Accounts receivable - affiliates	1,880	69	155	1,982	(4,086)	—
Other current assets	406	216	1,037	985	—	2,644
Property, plant and equipment, net	574	751	3,063	2,142	—	6,530
Investments and long-term receivables	6,163	464	61	1,153	(6,765)	1,076
Long-term receivables - affiliates	607	1,118	—	1,117	(2,842)	—
Goodwill, net	713	142	—	1,390	—	2,245
Other assets, net	216	66	347	199	—	828

Total assets	$10,791	$2,894	$5,320	$9,676	$(13,701)	$14,980

Current maturities of long-term debt	$—	$—	$150	$169	$—	$319
Accounts payable – affiliates	2,107	743	61	1,175	(4,086)	—
Other current liabilities	555	178	949	568	—	2,250
Long-term debt	2,751	—	2,161	1,062	—	5,974
Long-term payables – affiliates	1,022	754	—	1,066	(2,842)	—
Other liabilities	551	44	415	776	—	1,786
Deferred income taxes	797	156	—	510	—	1,463
Minority interests	—	—	1	179	—	180
Stockholders’ equity	3,008	1,019	1,583	4,171	(6,773)	3,008

Total liabilities and stockholders’ equity	$10,791	$2,894	$5,320	$9,676	$(13,701)	$14,980

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

For the Three Months Ended March 31, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
STATEMENT OF INCOME

Sales and other operating revenues	$980	$445	$3,036	$851	$(555)	$4,757
Cost of sales	890	407	2,670	829	(625)	4,171
Selling, general and administrative expenses	32	8	48	43	—	131
Research and development expenses	10	—	8	5	—	23

Operating income (loss)	48	30	310	(26)	70	432
Interest expense, net	(69)	—	(53)	(6)	—	(128)
Other income (expense), net	(3)	—	(1)	76	2	74
Income from equity investments	324	71	—	347	(652)	90
Intercompany income (expense)	(30)	20	—	10	—	—
(Provision for) benefit from income taxes	20	(46)	—	(152)	—	(178)

Net income	$290	$75	$256	$249	$(580)	$290

For the Three Months Ended March 31, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
STATEMENT OF INCOME

Sales and other operating revenues	$923	$457	$2,861	$737	$(538)	$4,440
Cost of sales	846	398	2,417	697	(574)	3,784
Selling, general and administrative expenses	32	7	50	43	—	132
Research and development expenses	9	—	8	6	—	23

Operating income (loss)	36	52	386	(9)	36	501
Interest expense, net	(95)	—	(54)	(9)	—	(158)
Other income (expense), net	(14)	3	—	(5)	2	(14)
Income from equity investments	321	41	—	400	(694)	68
Intercompany income (expense)	(33)	21	—	12	—	—
(Provision for) benefit from income taxes	39	(42)	—	(140)	—	(143)

Net income	$254	$75	$332	$249	$(656)	$254

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

For the Three Months Ended March 31, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by operating activities	$110	$68	$189	$345	$(449)	$263

Expenditures for property, plant and equipment	(5)	(5)	(22)	(16)	—	(48)
Distributions from affiliates in excess of earnings	1	—	—	—	(1)	—
Contributions and advances to affiliates	(37)	(2)	—	—	2	(37)
Loans to affiliates	—	(72)	—	(5)	77	—

Net cash used in investing activities	(41)	(79)	(22)	(21)	78	(85)

Repayment of long-term debt	(52)	—	(150)	(244)	—	(446)
Proceeds from notes payable to affiliates	77	—	—	—	(77)	—
Dividends paid	(56)	—	—	(38)	38	(56)
Proceeds from stock option exercises	2	—	—	—	—	2
Distributions to owners	—	—	(200)	(212)	412	—
Contributions from owners	—	2	—	—	(2)	—
Other	(1)	—	1	2	—	2

Net cash provided by (used in) financing activities	(30)	2	(349)	(492)	371	(498)

Effect of exchange rate changes on cash	—	1	—	1	—	2

Increase (decrease) in cash and cash equivalents	39	(8)	(182)	(167)	—	(318)
Cash and cash equivalents at beginning of period	63	25	215	290	—	593

Cash and cash equivalents at end of period	$102	$17	$33	$123	$—	$275

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

For the Three Months Ended March 31, 2005

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by (used in) operating activities	$(46)	$64	$134	$113	$(104)	$161

Expenditures for property, plant and equipment	(8)	(1)	(35)	(11)	—	(55)
Distributions from affiliates in excess of earnings	33	4	—	31	(33)	35
Contributions and advances to affiliates	(30)	—	—	—	—	(30)
Loans to affiliates	—	(49)	—	(38)	87	—
Other	—	—	3	—	—	3

Net cash used in investing activities	(5)	(46)	(32)	(18)	54	(47)

Repayment of long-term debt	(210)	—	(1)	—	—	(211)
Proceeds from notes payable to affiliates	87	—	—	—	(87)	—
Dividends paid	(55)	—	—	(37)	37	(55)
Proceeds from stock option exercises	34	—	—	—	—	34
Distributions to owners	—	—	—	(100)	100	—
Other	(8)	—	—	6	—	(2)

Net cash used in financing activities	(152)	—	(1)	(131)	50	(234)

Effect of exchange rate changes on cash	—	2	—	3	—	5

Increase (decrease) in cash and cash equivalents	(203)	20	101	(33)	—	(115)
Cash and cash equivalents at beginning of period	382	—	39	383	—	804

Cash and cash equivalents at end of period	$179	$20	$140	$350	$—	$689